Exhibit 99.(a)(1)(T)

Reminder for employees who are Eligible Optionees in the Tender Offer announced on Wednesday, November 29th: If you exercise any stock option grant(s) eligible for amendment in the tender offer in the remainder of calendar 2006, these exercised shares will no longer being eligible to participate in the tender offer. Thus, the exercised shares may be subject to potentially adverse tax treatment under Section 409A.